UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Third Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Covington Trust

Fidelity Management & Research Company LLC

Fidelity Distributors Company LLC

245 Summer Street

Boston, MA 02210

Please send all communications, notices and orders to:

Nicole Macarchuk, Esq.

Margaret Carey, Esq.

c/o Fidelity Management & Research Company LLC

245 Summer Street, V10E

Boston, Massachusetts 02110

Nicole.Macarchuk@fmr.com

Margaret.Carey@fmr.com

With a copy to:

John V. O’Hanlon, Esq.

Allison M. Fumai, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Page 1 of 18 sequentially numbered pages.

As filed with the Securities and Exchange Commission on February 24, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: Fidelity Covington Trust Fidelity Management & Research Company LLC Fidelity Distributors Company LLC File No. 812-15606	Third Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I.	Introduction

In this third amended and restated application, as amended (“Application”), Fidelity Covington Trust (the “Trust”); Fidelity Management & Research Company LLC (“FMR” or the “Adviser”);1 and Fidelity Distributors Company LLC (“FDC” or the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order (“Amended Order”) to amend a portion of a prior order, as previously amended, issued to FMR and FDC2 under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.3 As described below, the Application seeks to amend the Prior Order to permit a Fund to invest in Amended Order Investments (as defined below).

[1]

FMR and each such other entity and any successor thereto included in the term “Adviser.” For the purposes of the Amended Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]

The Trust listed herein as an Applicant differs from that listed in the Original Application (defined in Note 3 below) as the Original Funds have been registered with the Commission as series of Fidelity Covington Trust. The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. Additionally, Fidelity Beach Street Trust has agreed to be removed as an applicant from the Application.

[3]

The Applicants previously submitted an application with the Commission (File No. 812-14364), as amended and restated and filed with the Commission on November 8, 2019 (the “Original Application”), requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33683 dated November 14, 2019 (the “Original Notice”) and the order granting the relief requested was contained in Investment Company Act Release No. 33712 dated December 10, 2019 (“Original Order”). Applicants subsequently filed an application to amend with the Commission (File No. 812-15175), as amended and restated and filed with the Commission on June 30, 2021 (“Custom Basket Application”), requesting an order that would amend the Original Order to permit the Funds to use Creation Baskets that include instruments that are not included, or are included with different weightings, in the Fund’s Tracking Basket. The Custom Basket Application was noticed in Investment Company Act Release No. 34326 dated July 19, 2021 and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 34350 dated August 5, 2021.

Except as specifically noted herein, all representations and conditions contained in the Original Application, as amended by the Custom Basket Application, remain applicable and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Original Application and Custom Basket Application, as applicable. Pursuant to the Commission’s release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, expired one year from the effective date of Rule 12d1-4, except that the exception in subparagraph (ii) to Condition 12 of the Section 12(d)(1) Relief is still available to a Fund relying on the ETF Relief. See Fund of Funds Arrangements, SEC Release No. IC-10871 (Oct. 7, 2020), at III; Original Application at note 73; Original Notice at note 45.

II.	Prior Order

The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs (“Active ETFs”). However, pursuant to the Prior Order, Applicants operate Funds that do not disclose their portfolio holdings daily, unlike traditional Active ETFs. Rather, each Fund allows for efficient trading through the publication of a Tracking Basket, designed to closely correlate to the daily performance of the Fund, and related information metrics, while shielding the identity of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio to protect the Fund’s performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Fund’s strategies to the detriment of the Fund.

Even though the Funds do not publish their full portfolio holdings daily, the Tracking Basket mechanism described in the Original Application allows market participants to understand the value and risk of a Fund’s actual portfolio. Daily disclosure of the Tracking Basket contents and Tracking Basket Weight Overlap permit effective arbitrage activity from differences between the trading price of Shares and NAV, including hedging of risks associated with arbitrage and market making activities. As a result, investors have been able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV. The Prior Order only permits the Funds to invest in certain “Permissible Investments,” which generally exclude asset classes that are not U.S equities (“Prior Order Investments”).4

III.	Applicant’s Proposal

Applicants now seek to amend the Prior Order to permit Funds additional flexibility to invest in securities and instruments in addition to Prior Order Investments, including but not limited to fixed income securities, foreign investments that do not trade contemporaneously with Shares, and derivatives (collectively, “Amended Order Investments”). With respect to such Amended Order Investments only, each Fund will comply with the portfolio holdings disclosure requirements of Rule 6c-11 under the 1940 Act and will publish, on a daily basis, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1)(i) (the “Fully-Transparent Sleeve”). Such flexibility would allow a Fund to pursue investment strategies similar to those utilized by ETFs that operate pursuant to Rule 6c-11 under the 1940 Act (“Rule 6c-11 ETFs”) (including Active ETFs) because, with respect to the Fully-Transparent Sleeve only, a Fund would be able to invest in Amended Order Investments not permitted under the Prior Order. The remainder of a Fund’s portfolio would be invested solely in Prior Order Investments (the “Semi-Transparent Sleeve”). Applicants do not intend to use Amended Order Investments to hedge or otherwise offset exposure to Prior Order Investments.

[4]	Original Application at 7.

IV.	Expanded Universe of Investments for the Fully-Transparent Portion of a Fund’s Portfolio

Applicants assert that Funds that invest in Amended Order Investments with respect to their Fully-Transparent Sleeves are expected to have spreads and premium/discounts that are comparable to existing Rule 6c-11 ETFs (including Active ETFs) and Funds operating today pursuant to the Prior Order. As a result, permitting a Fund to invest in Amended Order Investments with respect to its Fully-Transparent Sleeve does not raise any novel policy concerns. Moreover, Funds are subject to the same bid/ask spread and premium/discount disclosure requirements as Rule 6c-11 ETFs and are also subject to additional bid/ask spread and premium/discount disclosure and monitoring requirements under the Prior Order.

A.	Absence of Novel Policy Concerns

The principal difference between existing Funds and Active ETFs that operate under Rule 6c-11 is that, in lieu of disclosing their full portfolio holdings daily, existing Funds provide daily disclosure of the Tracking Basket contents and Tracking Basket Weight Overlap and disclose their full portfolio holdings periodically in accordance with their portfolio holdings disclosure policies. Under the amendments requested herein, a Fund’s Tracking Basket will be comprised of: (i) a first portion corresponding to the Semi-Transparent Sleeve consistent with the terms and conditions of the Prior Order (which will not include Amended Order Investments); and (ii) a second portion corresponding to the Fully-Transparent Sleeve that fully discloses all Amended Order Investments in accordance with the portfolio holdings disclosure requirements of Rule 6c-11(c)(1)(i) under the 1940 Act. The ratio of the Fully-Transparent Sleeve portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of the Amended Order Investments to the ETF’s aggregate portfolio holdings. The ratio of the Semi-Transparent Sleeve portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of all investments other than Amended Order Investments to the ETF’s aggregate portfolio holdings.

Consistent with the conditions of the Prior Order, a Fund will provide daily disclosure of the contents of the Tracking Basket and the Tracking Basket Weight Overlap. On a daily basis, a Fund will publish prominently on its website, which is publicly available and free of charge, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1). Applicants anticipate that this information will be sufficient to enable an effective arbitrage process that permits Shares of a Fund to trade at market prices that are close to NAV.

Applicants do not believe that addition of a Fully-Transparent Sleeve would result in any negative impacts with respect to the Fund’s arbitrage process, bid-ask spreads, premiums/discounts or otherwise adversely affect the Fund’s operations. Moreover, Applicants do not believe that daily disclosure of the portfolio holdings of the Fully-Transparent Sleeve raises any novel issues relating to front-running compared to Rule 6c-11 ETFs, including Active ETFs.

Under the conditions and representations of the Prior Order, Funds are subject to requirements regarding bid/ask spreads or premiums/discounts that are required for Rule 6c-11 ETFs (including Active ETFs),5 as well as to additional disclosure requirements beyond those applicable to Rule 6c-11 ETFs (including Active ETFs). For example, under the Prior Order, each Fund is required to include certain plain English disclosures in its Prospectus, marketing materials and website, including, among others, a statement that ETFs trading on the basis of a published Tracking Basket may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade.6 Moreover, Applicants do not expect that a Fund investing in Amended Order Investments with respect to its Fully-Transparent Sleeve will cause investor confusion because the Prospectus, marketing materials and website will explain the semi-transparent nature of the Fund and will appropriately explain the differences between the Semi-Transparent Sleeve and the Fully-Transparent Sleeve, including the investment types that may be included in each sleeve. Further, a Fund that invests in Amended Order Investments will disclose the investment risks applicable to such investments.

[5]

Condition A.2 of the Prior Order states that the website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended. Condition A.2 further states that the website will disclose any information regarding the bid/ask spread for each Fund as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended.

[6]	See Original Application at 24.

The Funds are also subject to additional monitoring requirements not applicable to Rule 6c-11 ETFs (including Active ETFs). These requirements include ongoing monitoring by the Adviser of how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions.7 In addition, under the Prior Order, for at least the first three years after the launch of a Fund, the Adviser is required to promptly call a meeting of the Board, or a designated Committee thereof (and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures) and the Board or Committee is required to promptly meet if: (1) the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00%; or (b) the bid/ask spread exceeds 2.00% (the “Three-Year Requirement”).8 A new Three-Year Requirement will commence on the date any Fund first acquires Amended Order Investments.

B.	Transparency and Effective Arbitrage

As noted above, notwithstanding the amendments requested herein, Applicants anticipate that by providing: (i) daily disclosure of the Tracking Basket contents, which will include the portfolio holdings of the Fully-Transparent Sleeve, and Tracking Basket Weight Overlap; and (ii) periodic disclosure of full portfolio holdings in accordance with the Funds’ portfolio holdings disclosure policies, the Funds will facilitate market participants’ intraday arbitrage in Shares, including hedging their positions in Shares.

Specifically, Applicants anticipate that the difference in daily returns between a Fund and its Tracking Basket will have a consistent relationship and that the deviation in the daily returns between a Fund and its Tracking Basket will be sufficiently small such that the Tracking Basket will provide arbitrageurs with a reliable vehicle that they can use to effectuate low-risk arbitrage trades in Shares. All Amended Order Investments held by a Fund will be included in the Fund’s Tracking Basket in their actual weights (i.e., they will be fully disclosed). Accordingly, Applicants expect that the Tracking Basket arbitrage mechanism will function similarly for Funds that invest in Amended Order Investments to how it does today for Funds operating in reliance solely on the Prior Order.

[7]	Id. at 25.
[8]	Id.

Moreover, daily disclosure of the Tracking Basket contents, which will include the portfolio holdings of the Fully-Transparent Sleeve, and Tracking Basket Weight Overlap will allow market participants to understand the relationship between the performance of a Fund and its Tracking Basket. In addition, the Tracking Basket Weight Overlap will help market participants evaluate the risk that the performance of the Tracking Basket may deviate from the performance of the Fund’s actual portfolio. Accordingly, Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s Shares, which will facilitate the arbitrage process that permits the Shares to trade at market prices that are close to NAV.

V.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Although the Commission has not yet granted the relief requested herein to Active ETFs that use an alternative arbitrage mechanism like the Tracking Basket mechanism used by the Funds to invest in Amended Order Investments, the Commission adopted Rule 6c-11, which permits Active ETFs to invest in all types of investments otherwise permitted under the 1940 Act for investment by registered investment companies. Given that the Amended Order Investments will be subject to full daily holdings disclosure like under Rule 6c-11, Applicants do not believe that the Funds raise any novel concerns. Accordingly, Applicants do not believe that this Application raises any novel issues relative to prior relief granted by the Commission.

VI.	Request for Relief

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the Prior Order to permit a Fund to invest in Amended Order Investments with respect to the Fund’s Fully-Transparent Sleeve, as described herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:

•

With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[9]

VII.	Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order and will be subject to new conditions as follows:

11. To the extent a Fund invests in Amended Order Investments, the Fund will publish a new Tracking Basket that consists of two distinct portions: (i) a first portion corresponding to the Semi-Transparent Sleeve; and (ii) a second portion corresponding to the Fully-Transparent Sleeve that fully discloses all Amended Order Investments in a manner consistent with Rule 6c-11(c)(1). The ratio of the Fully-Transparent Sleeve portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of the Amended Order Investments to the ETF’s aggregate portfolio holdings. The ratio of the Semi-Transparent portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of all investments other than Amended Order Investments to the ETF’s aggregate portfolio holdings.

[9]	See supra Note 3.

12. Each Fund that invests in Amended Order Investments will publish prominently on its website, which is publicly available and free of charge, on a daily basis, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1)(i).

VIII.	Procedural Matters

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Amended Order without holding a hearing.

Dated: February 24, 2025

FIDELITY COVINGTON TRUST

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Chief Legal Officer

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By:	/s/ Christopher Rimmer
Name:	Christopher Rimmer
Title:	Treasurer

FIDELITY DISTRIBUTORS COMPANY LLC

By:	/s/ Dalton Gustafson
Name:	Dalton Gustafson
Title:	President

AUTHORIZATION

FIDELITY COVINGTON TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Nicole Macarchuk, in her capacity as Secretary of the Fidelity Covington Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to her general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on June 3, 2024:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/ Nicole Macarchuk
Nicole Macarchuk	February 24, 2025
Secretary and Chief Legal Officer

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Christopher Rimmer states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company LLC have been taken, and that as Treasurer thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company LLC.

/s/ Christopher Rimmer
Christopher Rimmer Treasurer	February 24, 2025

AUTHORIZATION

FIDELITY DISTRIBUTORS COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Dalton Gustafson states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Company LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Fidelity Distributors Company LLC.

/s/ Dalton Gustafson
Dalton Gustafson President	February 24, 2025

VERIFICATION

FIDELITY COVINGTON TRUST

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Covington Trust, that she is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Nicole Macarchuk
Nicole Macarchuk	February 24, 2025
Secretary and Chief Legal Officer

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Management & Research Company LLC, that he is Treasurer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher Rimmer
Christopher Rimmer Treasurer	February 24, 2025

VERIFICATION

FIDELITY DISTRIBUTORS COMPANY LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Distributors Company LLC, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Dalton Gustafson
Dalton Gustafson	February 24, 2025
President